EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2014 Financial Results and Provides Fourth Quarter 2014 Guidance

Company meets Q3 revenues, gross margin and EPS guidance

Provides Q4 2014 guidance revenues to be flat to slightly up sequentially and GAAP EPS to be 7.5 to 9.2 cents

  Total sales for the quarter increased 13.2% sequentially and 15.3% year-over-year to $222.3 million, the highest quarterly revenue since Q4 2008
  Small and medium-sized panel driver sales increased 12.8% year over year, representing 51.0% of total revenues in Q3 2014
  Non-driver sales increased by 37.9% year over year
  Q3 2014 gross margin reached 24.5% and met guidance for the quarter
  Q3 2014 non-GAAP operating income increased to $22.8 million, up 20.1% sequentially
  Q3 2014 GAAP net income was $11.1 million. GAAP earnings per diluted ADS was 6.5 cents, down 9.3% from Q3 2013
  Q3 2014 Non-GAAP net income was $19.1 million. Non-GAAP earnings per diluted ADS was 11.1 cents, down 1.0% from Q3 2013
  Company maintains positive on business outlook for 2015 and expects revenue and earnings growth to continue

TAINAN, Taiwan, Nov. 13, 2014 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the third quarter ended September 30, 2014.

SUMMARY FINANCIALS
Third Quarter 2014 Results Compared to Third Quarter 2013 Results (USD in millions) (unaudited)

	Q3 2014	Q3 2013	CHANGE
Net Revenues	$222.3 million	$192.8 million	+15.3%
Gross Profit	$54.4 million	$48.7 million	+11.6%
Gross Margin	24.5%	25.3%	-0.8%
GAAP Net Income Attributable to Shareholders	$11.1 million	$12.3 million	-9.2%
Non-GAAP Net Income Attributable to Shareholders	$19.1 million (1)	$19.3 million (2)	-0.9%
GAAP EPS (Per Diluted ADS, USD)	$0.065	$0.072	-9.3%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.111 (1)	$0.113 (2)	-1.0%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.5 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charge, net of tax.

Third Quarter 2014 Results Compared to Second Quarter 2014 Results (USD in millions) (unaudited)

	Q3 2014	Q2 2014	CHANGE
Net Revenues	$222.3 million	$196.4 million	+13.2%
Gross Profit	$54.4 million	$47.5 million	+14.6%
Gross Margin	24.5%	24.2%	+0.3%
GAAP Net Income Attributable to Shareholders	$11.1 million	$24.1 million	-53.8%
Non-GAAP Net Income Attributable to Shareholders	$19.1 million (1)	$24.5 million (2)	-21.8%
GAAP EPS (Per Diluted ADS, USD)	$0.065	$0.140	-53.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.111 (1)	$ 0.142 (2)	-21.7%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

"We are pleased to report that our 2014 third quarter revenues, gross margin, GAAP and non-GAAP earnings per diluted ADS all met our guidance for the quarter," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "Third quarter revenues of $222.3 million represented a 15.3% increase from the same quarter last year and a 13.2% increase from the previous quarter. The third quarter revenues were the highest since the fourth quarter of 2008. Equally important to the sales growth is the mix of revenues, which are a lot more diversified than before. The non-driver products accounted for 21.5% of our total revenues in the third quarter of 2014 versus just 5.1% in 2008. Likewise, the drivers for small and medium size panels represented 51% of the third quarter revenues, as opposed to just 16.7% in 2008. The diversification of our customer base and development of new products provide us a level of insulation not enjoyed by many of our competitors. We remain excited about our growth opportunities in all of our product segments. We also remain positive with respect to our business outlook for 2015 when we expect both revenue and earnings growth to continue."

Third Quarter 2014 Financial Results Breakdown by Product Line (USD in millions) (unaudited)

	Q3 2014%		Q3 2013%		% Change
Display drivers for large-size panels	$61.2	27.5%	$57.7	29.9%	+6.1%
Display drivers for small/medium-sized panels	$113.3	51.0%	$100.5	52.1%	+12.8%
Non-driver products	$47.8	21.5%	$34.6	18.0%	+37.9%

	Q3 2014%		Q2 2014%		% Change
Display drivers for large-size panels	$61.2	27.5%	$50.8	25.9%	+20.5%
Display drivers for small/medium-sized panels	$113.3	51.0%	$107.0	54.5%	+5.9%
Non-driver products	$47.8	21.5%	$38.6	19.6%	+23.8%

Revenues from large panel display drivers were $61.2 million, up 6.1% from a year ago and up 20.5% sequentially. Large panel driver IC accounted for 27.5% of total revenues for the third quarter, compared to 29.9% a year ago and 25.9% in the last quarter. This is the first quarter when sales from large panel driver IC enjoyed a year-over-year growth since Q1, 2013. Large panel driver business has resumed growth starting this quarter as a result of increasing shipment for both new and existing customers.

Sales for small and medium-sized drivers came in at $113.3 million, up 12.8% from the same period last year and up 5.9% sequentially. Driver ICs for small and medium-sized applications accounted for 51.0% of total revenues for the third quarter as compared to 52.1% a year ago and 54.5% in the previous quarter. Driver IC sales for smartphones rebounded strongly from the previous quarter mainly as a result of the demand from Korean end-customer coming back from last quarter's unusually low level. The Company also enjoyed strong growth in Chinese smartphone market, especially in the higher end segments. However, as expected, this growth was offset by the sequential decline for tablets due to slowing demand in China's white-box market and stagnant tablet market in general.

Revenues from Himax's non-driver businesses were $47.8 million, up 37.9% from the same period last year and up 23.8% sequentially. Non-driver products accounted for 21.5% of total revenues, as compared to 18.0% a year ago and 19.6% in the previous quarter. The Company's non-driver product sales reached another record high in terms of both absolute value and percentage of total revenues. CMOS image sensor, touch panel controllers, timing controllers and power management ICs were the main contributors to the growth of non-driver product segment.

Gross margin for the third quarter of 2014 was 24.5%, down from 25.3% a year earlier and up from 24.2% in the previous quarter. The Company guided for a slightly improved gross margin in the last earnings call, anticipating benefit from better product mix, including higher resolution CMOS image sensor, high end smartphone driver ICs, and certain NRE incomes.

GAAP operating expenses were $41.8 million in Q3 2014, up 22.0% from a year ago and up 44.1% from the previous quarter. The significant sequential increase was caused by the higher RSU expense in the third quarter. As an annual practice, the Company provides annual bonus compensation to employees at the end of September each year which always leads to a substantial increase in the third quarter GAAP operating expenses compared to the other quarters of the year. This year, the annual bonus compensation, including shares and cash payout, totaled $15.1 million which is in line with what the Company indicated in providing the guidance. However, $9.3 million of the total RSUs was vested and expensed in the third quarter of 2014, a bit higher than the $8.7 million that the Company assumed in coming up with the EPS guidance. The difference of $0.5 million represents 0.3 cents of earnings per diluted ADS. Therefore, the Q3 EPS came in at low end of the guided range.

Excluding the RSU charge, third quarter operating expenses were $32.5 million, up 22.6% from the same quarter 2013 and up 12.1% from the previous quarter. The increase was related to higher salary expenses caused by additional engineering headcount and annual salary raises and more new project tape-outs. This is in line with the repeated indications the Company made earlier that it intended to expand R&D team to capture the increasing business opportunities.

Despite significant increase in operating expenses, operations remained robust. Excluding RSU charges, non-GAAP operating income for the third quarter of 2014 was $22.8 million, or 10.2% of sales, up 20.1% from the previous quarter and down 3.4% compared to the same period last year. GAAP operating income for the third quarter of 2014 was $12.6 million, or 5.7% of sales, down 13.1%, compared to the same period last year and down 31.9% from the previous quarter. The sequential decline was mainly a result of the higher RSU expense in the third quarter.

GAAP net income for the third quarter was $11.1 million, or 6.5 cents per diluted ADS, compared to $12.3 million, or 7.2 cents per diluted ADS, for the same period last year, and $24.1 million, or 14.0 cents per diluted ADS, in the previous quarter. GAAP net income declined 9.2% year over year and was down 53.8% from the previous quarter. The year over year decline was a result of higher operating expenses. The sequential profit decline was caused mainly by a $10.7 million one-time gain booked in Q2 for disposal of an investment, on top of the higher RSU charge in the third quarter as mentioned before. GAAP EPS per diluted ADS declined 9.3% from the same period last year and declined 53.7% over the previous quarter.

Excluding share-based compensation and acquisition-related charges, non-GAAP net income was $19.1 million, or 11.1 cents per diluted ADS. This represents a decline of 0.9% year over year, and a decline of 21.8% sequentially. Again, the sequential decline was mainly due to the investment gain of $10.7 million booked in the last quarter. Excluding the aforementioned one-time investment gain, non-GAAP net income for the third quarter of 2014 grew 20.3% sequentially.

Balance Sheet and Cash Flow

The Company had $147.7 million in cash, cash equivalents and marketable securities at the end of September, up from $133.9 million at the same time last year and down from $172.9 million a quarter ago. The Company made a cash RSU payment of $9.3 million and a dividend of $46.0 million during the quarter. On top of the above cash position, restricted cash was $140.5 million at the end of the quarter. The restricted cash is mainly used to guarantee the company's short term loan for the same amount. Himax continues to maintain a strong balance sheet with no debt.

Inventories as of September 30, 2014 were $157.1 million, down from $159.6 million a year ago and down from $166.3 million as of June 30, 2014. The lower inventory was a result of increased shipments in the quarter. The Company expects inventory to be at about the same level by year end. Accounts receivable at the end of September 2014 were $218.8 million as compared to $202.2 million a year ago and $199.0 million last quarter. DSO was 97 days at the end of September, 2014, as compared to 96 days a year ago and 92 days at end of the last quarter. The sequential increase of DSO was due to higher driver IC sales for large panel customers who tend to have longer credit terms.

Net cash inflow from operating activities for the third quarter was $22.8 million as compared to $26.2 million for the third quarter of 2013 and $22.9 million for the second quarter of 2014. Cumulative cash inflow from operating activities through the third quarter was $55.0 million as compared to $52.9 million in 2013. The Company expects to generate a substantial net cash inflow from operations in 2014.

Capital expenditures were $2.1 million in the third quarter versus $3.8 million a year ago and $3.8 million last quarter, bringing the total capital expenditures to $8.5 million through the first three quarters of 2014 as compared to $14.5 million a year ago.

Share Buyback Update

As of September 30, 2014, Himax had 171.2 million ADS outstanding, little changed from the last quarter. On a fully diluted basis, the total number of ADS outstanding is 171.8 million.

Upcoming Investor Outreach and Conferences

Ms. Jackie Chang, CFO, and Scott Powell, US-Based IR, will host investor meetings in December and January. If you are interested in meeting with the Company's senior executives in a one-on-one session or group session, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The fourth quarter is typically a low season for semiconductor and many semiconductor peers guided conservatively for the quarter. Nevertheless, the Company is seeing business slightly above typical seasonal level. Overall sales for the second half 2014 is still looking strong compared to the first half and definitely so relative to the same period last year. Himax expects the growth momentum of the second half to continue into 2015. The Company also sees Q4 revenue and gross margin being constrained by shortage in foundry capacity. It is now difficult to meet short lead time demands on 8" wafers. Himax has foreseen this coming since more than a few quarters ago, and has been proactively adding new supply partners to secure more capacity. It has been a long and challenging process but the Company is confident that such strategic planning will position itselves well with a more stable and diversified supply chain as it enters into 2015.

The Company anticipates its large panel driver IC business in the fourth quarter to remain stable. Fourth quarter is expected to be the second consecutive quarter when sales from large panel driver ICs achieve year-over-year growth since Q1, 2013. Himax sees driver IC sales for 4K TVs being the strongest area in this segment. 4K TV penetration has increased greatly in 2014 as The Company expected. However, seasonal adjustment in inventory from various customers in the fourth quarter will temporarily slow down the pace of growth. Despite inventory adjustment and the fact that the large panel driver IC market remains competitive and seasoned, Himax's capability to provide total solution covering sophisticated timing controller and driver IC has led to business wins with a high barrier of entry for many of its competitors as 4K TV continues to proliferate.

For driver ICs used in small and medium-sized panels, business covers smartphones, tablets and automotive applications markets. Fourth quarter sales for smartphones are likely to remain stable from the Company's primary Korean client and the Company anticipates the same from the Chinese market. In the short term, China smartphone market is slowing down mainly as a result of change in government policy, which has led to substantially reduced subsidy from cell phone operators. Himax expects China market to regain momentum by 2015 as retail, ecommerce, and direct sales point channels gradually replace operators as sales channel for smartphones. The Company also expects more shipment to the third world countries by China's phone makers, which will also contribute to demand growth for next year.

The Company expects sales of driver ICs for tablet displays to decline in the fourth quarter, the second quarter in a row, which is attributed to lower demand both from China's branded and white-box markets. The weakening tablet demand is mainly a result of recent slowing China exports to the third world countries and the Chinese government's credit tightening policy, an action that is pushing some smaller and less resourceful companies out of the market. The declining demand might be a result of changing consumer behavior as some consumers are moving to smartphones with screen sizes similar to those of smaller sized tablets. Meanwhile, demand for driver ICs used in automotive displays appears to stay flat in Q4.

The non-driver business segment provides the Company's most exciting long-term growth prospect. It is also the key differentiator for Himax against many of its competitors. Non-driver businesses experienced solid growth in Q3, accounting for 21.5% of total revenues, another record high. Compared to the same period last year, it grew 37.9%. Sales of many of the Company's non-driver products, especially CMOS image sensors and touch panel controllers, will deliver strong growth in the fourth quarter, while the rest of the products may be affected by seasonality and, in some areas, capacity constraint. Overall, the non-driver business category will enjoy approximately 35% growth for the whole of 2014. Himax expects this momentum to continue into 2015.

Revenues from CMOS image sensors continued to show strength in the third quarter, increasing more than 20% from the previous quarter. Sales of the 2 and 5 megapixel products were particularly strong. However, the Company saw some delays in certain customers' replacing older generation sensors with lower cost new designs which affected the Company's gross margin. As expected, 8 megapixel CMOS image sensors began small volume sales in the third quarter and sales will accelerate in Q4 2014. The Company also launched its first 13 megapixel sensor during the fourth quarter. It anticipates 8 megapixel CMOS image sensors to continue to be the mainstream in 2015, and 13 megapixel the rising star in high end smartphones. This puts Himax firmly in the map as one of a handful of companies capable of offering a comprehensive product portfolio for main cameras of smartphones.

Additionally, the Company is also developing CMOS image sensors for non-consumer applications, for example, CMOS image sensor product line for automotive and surveillance applications, which typically enjoy higher margins and have less intensive competition. Collectively, the Company expects its CMOS image sensor business to more than double in 2014, making it a fast rising player in the market.

Touch panel controller product line continued to enjoy phenomenal growth in Q3, increasing 20% sequentially and more than doubled for the nine months ended September 30. The company expects the strong growth momentum to continue in the fourth quarter as a result of several major design-wins across both international and Chinese markets. On the back of its rapidly growing market share in the traditional touch panel market, Himax believes its committed development in new in-cell and on-cell touch panel technologies have placed the Company in a leading position for the future. The Company has been working closely with multiple customers in their in-cell touch panel development, and expects the market to see major launches of this new technology very soon. Himax will be an integral partner in making this a reality.

Regarding Himax's LCOS business, the Company continues to work with existing customers, as well as some exciting new tier 1 customers. It is working with them on multiple designs simultaneously, many of which involve custom-built designs that are funded by customers' development fees.

Regarding Google's decision not to exercise its investment option in the Company's subsidiary, Himax Display Inc., in the Company's announcement for Google's decision, it stated that it was authorized by Google to make the following statement: "Google continues to work closely with Himax as a strategic partner on future technologies and products and will remain a board observer." This strong message from Google demonstrates the continued close partnership of the two companies, despite of Google's decision not to exercise its investment option. The ongoing development and collaboration between Google and HDI validates the Company's LCOS technology as the most superior and best suited microdisplay for head-mounted devices such as Google Glass.

Finally, the Company continues to partner with various industry leading companies using its cutting edge and industry-dominant wafer level optics, or WLO, for the development of three technologies of the future, namely, array camera, special purpose sensors and microdisplay light guides for head-mounted devices. This product development often requires adoption of Himax's internal CMOS image sensor, LCOS microdisplay and video processing algorithm teams. Himax sits in a leading and unique position as it is the only company in the industry which is able to offer such a one-stop total solution. To meet the anticipated demand growth for LCOS and WLO products, the Company is working on new plans to expand production capacity. The Company will report the progress in due course.

As stated in several of its previous earnings calls, Himax will continue to increase R&D spending in the fourth quarter in order to quickly capture several areas of new business opportunities. The Company expects the fourth quarter operating expenses to be the highest among all quarters of the year as certain new high-end product tape-outs are taking place within the quarter in both driver and non-driver areas. Himax remains positive with respect to business outlook for 2015 when it expects both revenue and earnings growth to continue.

Fourth Quarter 2014 Guidance

The Company is providing the following financial guidance for the fourth quarter of 2014:

Net Revenues:	To be flat to slightly up as compared to the third quarter of 2014
Gross Margin:	To be down within 1% from the third quarter of 2014
GAAP EPS:	7.5 to 9.2 cents per diluted ADS
Non GAAP EPS:	7.8 to 9.5 cents per diluted ADS
Full Year GAAP EPS(1) :	37.1 to 38.8 cents per diluted ADS, as compared to 35.8 cents in 2013
Full Year Non GAAP EPS(2):	42.6 to 44.3 cents per diluted ADS, as compared to 41.4 cents in 2013

(1) GAAP earnings per diluted ADS guidance includes Himax's 2014 grant of restricted share units, or RSUs, at the end of September 2014
(2) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

Please be noted that the Company's fourth quarter EPS guidance has taken into account an adjustment of additional $1.5 million, or 0.87 cent per diluted ADS, of income tax charge. This is to reflect the impact of NT dollar depreciation against the US dollar so far this year. While it makes timely adjustments, when deemed necessary, to reflect the effect of NTD/USD exchange fluctuation on our taxation, it is the Company's usual practice to make final adjustments in the fourth quarter for the whole year. As of November 10, the NTD stood at 30.55 against the USD, significantly depreciated against the 29.805 at the beginning of the year. This would lead to approximately $2.3 million more income tax charge for the Company in 2014 than otherwise. As the Company has already made approximately $0.8 million, or 0.44 cent per diluted ADS, of adjustment previously, it is now providing another $1.5 million, or 0.87 cent per diluted ADS, of additional income tax charge during the fourth quarter, assuming the exchange rate at the end year stands at exactly the same level as that of today. Obviously, the final outcome will depend on the actual exchange rate at the end of the year.

Conference Call

Himax Technologies, Inc.  will hold a conference call with investors and analysts on Thursday, November 13, 2014 at 8:00 a.m. US Eastern Standard Time and 9:00 p.m. Taiwan Time to discuss the Company's third quarter 2014 financial results.

HIMAX TECHNOLOGIES THIRD QUARTER 2014 EARNINGS CONFERENCE CALL

DATE:	Thursday, November 13, 2014
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	13593468
WEBCAST:	http://public.viavid.com/index.php?id=111456

A replay of the call will be available beginning two hours after the call through midnight November 20, 2014 (1 p.m. November 21, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 13593468. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=111456 or at ViaVid's website at http://www.viavid.com, where the webcast can be accessed through November 20, 2015.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,700 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,434 patents granted and 875 patents pending approval worldwide as of September 30, 2014. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2013 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2014	2013	2014

Net revenues	$222,317	$192,814	$196,404

Costs and expenses:
Cost of revenues	167,948	144,092	148,952
Research and development	28,377	23,549	20,220
General and administrative	6,515	5,027	4,506
Sales and marketing	6,921	5,701	4,296
Total costs and expenses	209,761	178,369	177,974

Operating income	12,556	14,445	18,430

Non operating income:
Interest income	167	104	213
Gains (losses) on sale of securities, net	(10)	4	10,749
Equity in income of equity method investees	14	101	5
Foreign exchange gains (losses), net	83	(30)	(18)
Interest expense	(139)	(110)	(117)
Other income, net	43	13	81
	158	82	10,913
Earnings before income taxes	12,714	14,527	29,343
Income tax expense	2,568	3,631	6,156
Net income	10,146	10,896	23,187
Net loss attributable to noncontrolling interests	1,001	1,374	925
Net income attributable to Himax stockholders	$11,147	$12,270	$24,112

Basic earnings per ADS attributable to Himax stockholders	$0.065	$0.072	$0.141
Diluted earnings per ADS attributable to Himax stockholders	$0.065	$0.072	$0.140

Basic Weighted Average Outstanding ADS	170,927	169,980	170,920
Diluted Weighted Average Outstanding ADS	171,797	171,591	172,139

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months Ended September 30,
	2014	2013
Revenues:
Revenues from third parties, net	$613,363	$488,952
Revenues from related parties, net	--	86,555
	613,363	575,507

Costs and expenses:
Cost of revenues	463,520	432,681
Research and development	69,051	61,290
General and administrative	15,291	13,209
Sales and marketing	15,412	13,390
Total costs and expenses	563,274	520,570

Operating income	50,089	54,937

Non operating income:
Interest income	503	374
Gains on sale of securities, net	10,497	5
Equity in losses of equity method investees	(56)	(90)
Foreign exchange gains, net	318	385
Interest expense	(369)	(272)
Other income, net	127	58
	11,020	460
Earnings before income taxes	61,109	55,397
Income tax expense	12,344	13,849
Net income	48,765	41,548
Net loss attributable to noncontrolling interests	2,208	4,104
Net income attributable to Himax stockholders	$50,973	$45,652

Basic earnings per ADS attributable to Himax stockholders	$0.298	$0.269
Diluted earnings per ADS attributable to Himax stockholders	$0.297	$0.266

Basic Weighted Average Outstanding ADS	170,922	169,973
Diluted Weighted Average Outstanding ADS	171,818	171,446

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Three Months Ended September 30,		Three Months Ended June 30,
	2014	2013	2014
Share-based compensation
Cost of revenues	$85	$190	$15
Research and development	6,842	5,854	228
General and administrative	1,456	1,145	50
Sales and marketing	1,649	1,222	57
Income tax benefit	(2,142)	(1,872)	(85)
Total	$7,890	$6,539	$265

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$194	$435	$194
Sales and marketing	--	290	--
Income tax benefit	(83)	(208)	(83)
Total	$111	$517	$111

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:
	Nine Months Ended September 30,
	2014	2013
Share-based compensation
Cost of revenues	$115	$220
Research and development	7,298	6,471
General and administrative	1,556	1,258
Sales and marketing	1,763	1,368
Income tax benefit	(2,310)	(2,086)
Total	$8,422	$7,231

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$656	$1,310
Sales and marketing	96	868
Income tax benefit	(291)	(627)
Total	$461	$1,551

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	September 30, 2014	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$144,577	$169,799	$127,320
Restricted cash and cash equivalents	140,526	108,393	108,399
Investments in marketable securities available-for-sale	3,094	3,133	788
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	218,765	199,003	200,725
Inventories	157,139	166,332	177,399
Deferred income taxes	7,385	8,364	9,974
Prepaid expenses and other current assets	14,568	12,275	15,052
Total current assets	$686,054	$667,299	$639,657
Investment securities	$12,688	$12,688	$21,877
Equity method investments	130	118	190
Property, plant and equipment, net	58,390	59,747	60,588
Deferred income taxes	3,574	2,297	2,135
Goodwill	28,138	28,138	28,138
Other intangible assets, net	4,477	4,672	5,234
Other assets	1,763	1,657	1,508
	109,160	109,317	119,670
Total assets	$795,214	$776,616	$759,327
Liabilities, Redeemable noncontrolling interest and
Equity
Current liabilities:
Short-term debts	$137,500	$105,500	$105,500
Accounts payable	155,953	135,870	151,290
Income taxes payable	16,196	14,852	16,932
Other accrued expenses and other current liabilities	26,515	72,449	30,111
Total current liabilities	$336,164	$328,671	$303,833
Other liabilities	2,898	2,913	3,279
Total liabilities	$339,062	$331,584	$307,112

Redeemable noncontrolling interest	$3,656	$3,656	$3,656
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 342,425,144 shares, 341,049,418 shares, 341,049,418 shares outstanding at September 30, 2014, June 30, 2014, and December 31, 2013, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	107,278	107,439	106,636
Treasury shares, at cost, 14,274,338 shares, 15,650,064 shares and 15,650,064 shares at September 30, 2014, June 30, 2014, and December 31, 2013, respectively	(10,144)	(11,120)	(11,120)
Accumulated other comprehensive loss	(460)	(406)	(412)
Unappropriated retained earnings	252,641	241,494	247,710
Himax stockholders' equity	$456,325	$444,417	$449,824
Noncontrolling interests	(3,829)	(3,041)	(1,265)
Total equity	$452,496	$441,376	$448,559
Total liabilities, redeemable noncontrolling	$795,214	$776,616	$759,327
interest and equity

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2014	2013	2014

Cash flows from operating activities:
Net income	$10,146	$10,896	$23,187
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,550	3,757	3,520
Share-based compensation expenses	695	578	350
Loss on disposal of property and equipment	------	1	------
Gain on disposal of investment securities, net	------	------	(10,743)
Loss (gain) on disposal of marketable securities, net	10	(4)	(6)
Equity in income of equity method investees	(14)	(101)	(5)
Deferred income tax expense (benefit)	(300)	870	479
Inventories write downs	1,888	2,862	1,683
Changes in operating assets and liabilities:
Accounts receivable	(19,779)	17,060	5,482
Inventories	7,305	(19,554)	4,320
Prepaid expenses and other current assets	(2,295)	1,907	1,447
Accounts payable	20,083	7,102	(3,242)
Income taxes payable	1,344	1,699	(4,328)
Other accrued expenses and other current liabilities	219	(861)	740
Other liabilities	(3)	(49)	1
Net cash provided by operating activities	22,849	26,163	22,885

Cash flows from investing activities:
Purchase of property and equipment	(2,058)	(3,752)	(3,781)
Proceeds from disposal of property and equipment	1	------	------
Purchase of available-for-sale marketable securities	(5,023)	(4,970)	(9,180)
Disposal of available-for-sale marketable securities	5,009	4,361	6,856
Disposal of investment securities	------	------	14,743
Release (pledge)of restricted cash equivalents and marketable securities	(195)	1,090	(61)
Increase in other assets	(86)	(32)	(114)
Net cash provided by (used in) investing activities	(2,352)	(3,303)	8,463

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2014	2013	2014
Cash flows from financing activities:
Excess tax benefits from share-based compensation	1,232	1,271	------
Distribution of cash dividends	(46,042)	(42,394)	------
Proceeds from issuance of new shares by subsidiaries	------	4,391	------
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	------	------	83
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	2	(14)	8
Purchase of subsidiary shares from noncontrolling	(902)	------	(567)
interests
Pledge of restricted cash equivalents (for borrowing of short-term debt)	(32,000)	(42,000)	------
Proceeds from borrowing of short-term debts	195,000	115,000	------
Repayment of short-term debts	(163,000)	(73,000)	------
Net cash used in financing activities	(45,710)	(36,746)	(476)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(9)	26	39
Net increase (decrease) in cash and cash equivalents	(25,222)	(13,860)	30,911
Cash and cash equivalents at beginning of period	169,799	146,950	138,888
Cash and cash equivalents at end of period	$144,577	$133,090	$169,799

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$139	$110	$117
Income taxes	$2,328	$435	$10,418
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$ ------	$ ------	$46,042

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2014	2013

Cash flows from operating activities:
Net income	$48,765	$41,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,689	10,466
Provision for allowance for doubtful accounts	------	173
Share-based compensation expenses	1,395	1,484
Gain on disposal of investment securities, net	(10,502)	------
Loss (gain) on disposal of marketable securities, net	5	(5)
Loss on disposal of property and equity	------	88
Issuance of new shares by subsidiary for royalties	------	49
Equity in losses of equity method investees	56	90
Deferred income tax expense	1,106	3,687
Inventories write downs	5,306	7,580
Changes in operating assets and liabilities:
Accounts receivable	(18,062)	(66,609)
Accounts receivable from related parties	------	73,267
Inventories	14,954	(50,524)
Prepaid expenses and other current assets	480	(1,270)
Accounts payable	4,663	26,976
Income taxes payable	(735)	6,223
Other accrued expenses and other current liabilities	(3,078)	(216)
Other liabilities	(3)	(104)
Net cash provided by operating activities	55,039	52,903

Cash flows from investing activities:
Purchase of property and equipment	(8,548)	(14,487)
Proceeds from disposal of property and equipment	1	------
Purchase of available-for-sale marketable securities	(17,514)	(16,056)
Disposal of available-for-sale marketable securities	15,170	15,448
Purchase of investment securities	------	(5,189)
Disposal of investment securities	19,691	------
Pledge of restricted cash equivalents and marketable securities	(190)	(1,785)
Increase in other assets	(206)	(271)
Net cash provided by (used in) investing activities	8,404	(22,340)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2014	2013
Cash flows from financing activities:
Excess tax benefits from share-based compensation	1,232	1,271
Distribution of cash dividends	(46,042)	(42,394)
Proceeds from issuance of new shares by subsidiaries	------	4,781
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	83	------
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	20	64
Purchase of subsidiary shares from noncontrolling	(1,469)	------
interests
Pledge of restricted cash equivalents (for borrowing of short-term debt)	(32,000)	(42,000)
Proceeds from borrowing of short-term debts	281,500	333,320
Repayment of short-term debts	(249,500)	(291,320)
Net cash used in financing activities	(46,176)	(36,278)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(10)	68
Net increase (decrease) in cash and cash equivalents	17,257	(5,647)
Cash and cash equivalents at beginning of period	127,320	138,737
Cash and cash equivalents at end of period	$144,577	$133,090

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$369	$272
Income taxes	$13,227	$3,214

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended September 30,		Three Months Ended June 30,
	2014	2013	2014
Revenues	$222,317	$192,814	$196,404

Gross profit	54,369	48,722	47,452
Add: Share-based compensation – Cost of revenues	85	190	15
Gross profit excluding share-based compensation	54,454	48,912	47,467
Gross margin excluding share-based compensation	24.5%	25.4%	24.2%
Operating income	12,556	14,445	18,430
Add: Share-based compensation	10,032	8,411	350
Operating income excluding share-based compensation	22,588	22,856	18,780
Add: Acquisition-related charges –Intangible assets amortization	194	725	194
Operating income excluding share-based compensation and acquisition-related charges	22,782	23,581	18,974
Operating margin excluding share-based compensation and acquisition-related charges	10.2%	12.2%	9.7%
Net income attributable to Himax stockholders	11,147	12,270	24,112
Add: Share-based compensation, net of tax	7,890	6,539	265
Add: Acquisition-related charges, net of tax	111	517	111
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	19,148	19,326	24,488
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.6%	10.0%	12.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Nine Months Ended September 30,
	2014	2013
Revenues	$613,363	$575,507

Gross profit	149,843	142,826
Add: Share-based compensation – Cost of revenues	115	220
Gross profit excluding share-based compensation	149,958	143,046
Gross margin excluding share-based compensation	24.4%	24.9%
Operating income	50,089	54,937
Add: Share-based compensation	10,732	9,317
Operating income excluding share-based compensation	60,821	64,254
Add: Acquisition-related charges –Intangible assets amortization	752	2,178
Operating income excluding share-based compensation and acquisition-related charges	61,573	66,432
Operating margin excluding share-based compensation and acquisition-related charges	10.0%	11.5%
Net income attributable to Himax stockholders	50,973	45,652
Add: Share-based compensation, net of tax	8,422	7,231
Add: Acquisition-related charges, net of tax	461	1,551
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	59,856	54,434
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.8%	9.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.065	$0.297
Add: Share-based compensation per ADS	$0.046	$0.049
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.111	$0.348

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22513
         Fax: 886-2-2314-0877
         Email: nadiya_chen@himax.com.tw
         www.himax.com.tw

         Investor Relations- US Representative
         Scott Powell, Managing Director
         PCG Advisory Group, LLC
         Tel: +1-646-780-8850
         Email: spowell@pcgadvisory.com
         www.pcgadvisory.com